Exhibit 99.1

MEDIA RELEASE
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Besra Signs Replacement Investment Deal; First funds flow

Toronto, Canada: 9 October 2014 –Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) is pleased to announce the signing of an investment deal with George Molyviatis that will see between CAD$10 and $15 million injected into the company by 17 December 2014. Mr Molyviatis has already disbursed CAD$140,000 as a first instalment.

The deal provides for a first committed tranche of $10 million by 17 October 2014, including the CAD$140,000 already advanced, in exchange for a secured Convertible Note converting upon maturity at CAD$0.05 per share (if not converted earlier at Mr Molyviatis’ option at any time prior to maturity) into a maximum of 200,000,000 common shares (including conversion of the first instalment of CAD$140,000). Mr Molyviatis also will receive 66,666,667 common share purchase warrants each to acquire one common at an exercise price of $0.10 (each a “Warrant”).   The Convertible Note is secured by a first lien on Besra’s interest in the Bau gold project in Malaysia.

The second uncommitted tranche, which is at Mr Molyviatis’ option, is for CAD$5 million for a Convertible Note on the same terms as the previously described Convertible Note. Mr Molyviatis will also receive one Warrant for each three shares issuable under the Convertible Note and thus if Mr Molyviatis exercises his investment in respect of the full CAD $5 million on the second tranche, he will receive 33,333,333 Warrants.

Mr Molyviatis currently owns beneficially 3,016,000 common shares of Besra. Assuming Mr Molyviatis invests and exercises the full CAD$15 million of Convertible Note and exercises all Warrants, he will beneficially hold 397,016,000 common shares or 50.9% of Besra’s issued and outstanding shares.

Besra CEO John Seton said, “This initial transfer of funds is a good faith first investment instalment while documentation is being completed and the necessary approvals are being sought.  My continued discussions with Mr Molyviatis give me a high degree of confidence that this agreement will be executed in full and on time. Mr Molyviatis has extensive experience in investment banking and the mining industry, and I look forward to his involvement in Besra as a significant investor.”

The maturity date for the Convertible Notes is 2 years from the date of drawing, with interest payable at 6% pa on closing.

Subject to corporate law requirements and regulatory approval of any nominees, the Noteholder is to be provided with the right to have one representative nominated to the board of directors provided it holds issued Convertible Notes representing at least 125,000,000 Common Shares, and two representatives provided it holds issued Convertible Notes representing at least 250,000,000 Common Shares, such representatives to be acceptable to the Chairman of Besra, acting reasonably.

After giving effect to the prepayment of interest, the net proceeds to the Company will be CAD$13.2 million. The net proceeds of the financing will be used to rectify the Company’s continuous disclosure default, to pay interest owing under the Company’s existing convertible notes, to make payments as part of the Company’s on-going acquisition of its interest in the Bau Gold Project, to support pre-developments and costs associated with the Bau gold project and for general working capital purposes.

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MEDIA RELEASE
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No commission is payable on the financing. Closing of the financing is subject to receipt of all necessary regulatory approvals, including the Toronto Stock Exchange. To that end, the Company will be making application to the TSX to reinstate its listing. As previously announced by the Company and the TSX, the Company is subject to delisting from the TSX on 17 October 2014.

In relation to the previously announced subscription agreement with Tradora Limited, Besra has today provided notice to Tradora of the termination of the subscription due to the failure by Tradora to satisfy the conditions to the subscription agreement.

There can be no assurance that the financing will close on the terms described herein or at all.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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MEDIA RELEASE
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For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com

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